News Release

Sun Life Financial

Sun Life Financial Reports Results of Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R

TORONTO, ON – (September 19, 2016) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced that 1,080,072 of its 8,000,000 Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") have been elected for conversion on September 30, 2016, on a one-for-one basis, into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares"). Consequently, on September 30, 2016, Sun Life Financial will have 6,919,928 Series 10R Shares and 1,080,072 Series 11QR Shares issued and outstanding. The Series 10R Shares and Series 11QR Shares will be listed on the Toronto Stock Exchange under the symbols SLF.PR.H and SL.PR.K, respectively.

Subject to regulatory approval, Sun Life Financial: (i) may redeem the Series 10R Shares and the Series 11QR Shares in whole or in part on September 30, 2021 and on the 30th of September every five years thereafter by the payment of an amount for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for such redemption, and (ii) may redeem the Series 11QR Shares in whole or in part on any other date after September 30, 2016 by the payment of an amount for each share so redeemed of $25.50, together with all declared and unpaid dividends to the date fixed for such redemption.

The Series 10R Shares and the Series 11QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United Sates.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2016, the Sun Life Financial group of companies had total assets under management of $865 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com